

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 6, 2015

Via E-mail
GE Honglin
Chairman of the Board
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street, Haidian District, Beijing
People's Republic of China (100082)

> **Re: Aluminum Corporation of China Limited**
> **Annual Report on Form 20-F**
> **Response dated October 22, 2015**
> **File No. 001-15264**

Dear Mr. Honglin:

We have reviewed your October 22, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2015 letter.

Exhibits

1.   Please provided an expanded response to prior comment 1 to explain more clearly why you have not filed the agreements governing your loans and the instruments governing your medium notes and long term bonds as exhibits, given your financial condition as at and for the year ended December 31, 2014. Your response should address your aggregate medium and long term indebtedness and explain clearly why the indebtedness should not be consolidated for the purposes of disclosure and Instruction 2(b)(i).

Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, Senior Staff Attorney, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Christopher Shen, Esq.
        Baker and McKenzie